Exhibit 21.1

Subsidiaries of the Registrant

Name	Country/State of Incorporation/Organization
EURL Opsware France	France
Opsware B.V.	Netherlands
Opsware UK Ltd.	United Kingdom
Opsware Germany GmbH	Germany
Opsware Singapore Pte Ltd.	Singapore